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Exhibit 99.5

Exhibit 5

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.
1345 Avenue of the Americas
New York, NY 10105-4300
(212) 698-3000

VIA AIR COURIER AND E-MAIL

November 4, 2002

Mr. Gary Howard
Chairman
Liberty Satellite & Technology Incorporated
12300 Liberty Blvd.
Englewood, CO 80112

Dear Gary:

        I very much appreciate your willingness to consider a suggestion as to how to move forward with regards to Liberty Satellite & Technology, Inc. (LSTTA) and its minority shareholders. Joining me in this effort is Cascade Investment, L.L.C. who, when I approached them with my thoughts, agreed to participate in what they thought was a highly constructive and fair proposal for all parties concerned.

        After long and careful analysis, I have come to the conclusion that the minority shareholders of LSTTA, who by now own less than 15% of the combined outstanding shares, are the unfortunate owners of an asset whose value is declining each and every year. The reason is quite simple—-$30 million in preferred dividends is annually paid to Liberty Media either in the form of cash or shares—-an amount that LSTTA simply cannot afford. This $30 million dollar hurdle rate, if you will, is simply too large in my estimation for a company of LSTTA's size to overcome and consequently the asset value per share continues to erode. While LSTTA searches for a business to acquire, Liberty Media, the 85.6% shareholder, extracts this onerous dividend for itself. It is true that Liberty Media has offered to invest additional funds into LSTTA at the "fair market price" should an acquisition present itself. However, the dilution to the existing minority shareholders of such a transaction at the current market price would be massive and the asset value per share would decline precipitously. In short, it is the minority shareholder who finds himself between a rock and a hard place—-holding an investment that, in my opinion, will decline in value year after year. What is also worth noting is that because the preferred dividend is currently being paid in kind and because LSTTA itself is repurchasing shares in the open market (under a three million share authorization), Liberty Media will soon cross the 90% ownership level. At that point, minority shareholders may truly be at the mercy of Liberty Media with little if any protection.

        There is an elegant solution to this problem that is good for Liberty Media and good for the minority shareholders as well. LSTTA should be 100% owned by Liberty Media and, with goodwill all around, this can easily be accomplished. Let's agree to hire an independent investment banker to do a thorough valuation of LSTTA so as to reach an understanding as to the fair value of each share. Once that is accomplished, Liberty Media should make a tender offer for all the remaining shares—- and we, as holders of 597,740 shares would pledge to tender them. The process is eminently fair and I believe the response would be overwhelmingly positive from the minority shareholders. Since Cascade and I are of one mind regarding this proposal, we are in the process of filing a joint 13D.

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        Liberty Media's sterling reputation, built up over many years, is well deserved and both large and small shareholders have fared extraordinarily well under the Liberty Media umbrella. Together we can solve this problem of the future of LSTTA and reach a just and equitable solution for all parties concerned. I look forward to hearing from you.

Best regards,

Michael M. Kellen

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  Exhibit 99.5
Exhibit 5